BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

March 4, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since October 3, 2001:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting
- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements

- copy of audited financial statements for the year ended September 30, 2001.

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended December 31, 2001 with relevant Quarterly report on BC Form 51-901F.

D. Copies of news releases issued during the relevant period.

dlw 3/14

E. Copy of BC Form 53-901F (formerly Form 27) filed with the British Columbia Securities Commission and Alberta Securities Commission.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

82- 3923

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 30, 2002
Ballad Ventures Ltd.	-	June 28, 2002
Buck Lake Ventures Ltd.	-	June 28, 2002
Cora Resources Ltd.	-	June 27, 2002
Maximum Ventures Inc.	-	March 28, 2002
Montoro Resources Inc.	-	February 21, 2002
Pacific Topaz Resources Ltd.	-	May 31, 2002
Pierre EnTerprises Ltd.	-	September 30, 2002
Primo Resources International Inc.	-	February 28, 2002
Totally Hip Software Inc.	-	February 26, 2002
Ventir Challenge Enterprises Ltd.	-	November 29, 2002

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 18th day of December, 2001.

**BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY**

82-3923

MAXIMUM VENTURES INC.

02 MAR 14 AM 8:14

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

NOTICE OF MEETING AND RECORD DATE

TO:

Provincial Securities Commissions
Canadian Venture Exchange Records Department

Dear Sirs:

Pursuant to the requirements of National Policy No. 41, Maximum Ventures Inc. hereby gives notice that an Annual General Meeting of its Shareholders shall be held on March 28, 2002 in Vancouver, British Columbia and the Record Date for such Meeting shall be February 18, 2002.

DATED AT VANCOUVER, BRITISH COLUMBIA, this 1st day of February, 2002.

MAXIMUM VENTURES INC.

PER: ***"Gwen Wegner"***

GWEN WEGNER
Secretary

MAXIMUM VENTURES INC.

#501 - 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT FEBRUARY 18, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 28, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Maximum Ventures Inc. (the "Company") for use at the Annual General Meeting of Members to be held on March 28, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on December 20, 2001 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. February 18, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 5,560,171 shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Hugh Burnett	909,091	16.35%
Bruce Walker	584,849	10.52%

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Douglas B. Brooks North Vancouver, B.C. President and Director	Investment Advisor with RBC Dominion Securities Inc. to February, 1997; President of Cora Resources Ltd. since Sept. 29/98	June 17, 1999 to date	529,545
Hugh Burnett Qualicum Beach, B.C. Director	Retired Banker	April 5, 2000 to date	909,091
Leeta Drinovz Vancouver, B.C. Director	Professional Administrator	September 28, 2000 to date	Nil

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee.

Douglas Brooks, Hugh Burnett and Leeta Drinovz are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Douglas B. Brooks became the President and Chief Executive Officer of the Company on April 5, 2000. Barry Brown acted as President and Chief Executive Officer of the Company from February 19, 1999 until April 5, 2000. From February 13, 1996 to February 19, 1999 Russell K. Godwin acted as the Company's President and Chief Executive Officer. The following table discloses annual salary and bonus compensation and long-term compensation received by these three officers of the Company (the "Named Executive Officers") during the financial years ended September 30, 2001, 2000 and 1999. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Douglas B. Brooks President and CEO	2001 2000	Nil Nil	Nil Nil	Nil Nil	Nil 278,008	Nil Nil	Nil Nil	Nil Nil
Barry Brown Former President and CEO	2000 1999	Nil Nil	Nil Nil	Nil Nil	20,000 Nil	Nil Nil	Nil Nil	Nil Nil
Russell K. Godwin Former President and CEO	1999	$14,000.00	Nil	Nil	Nil	Nil	Nil	Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an

incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officers during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers at September 30, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Douglas B. Brooks	Nil	N/A	203,008 (Unexercisable)[1]	Nil (Unexercisable)[1]

[1] On November 15, 2000 the Company was declared inactive. Options granted to the Company's insiders may not be exercised until such time as the inactive designation is removed by the Canadian Venture Exchange.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended September 30, 2001 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at September 30, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
(a)	(b)	(c)	(d)	(e)
Non-executive Directors as a group	Nil	N/A	278,008[1] (Unexercisable)[2]	Nil (Unexercisable)[2]

[1] During the year ended September 30, 2001, options to purchase 10,000 common shares of the Company's capital stock at a price of $0.23 per share expired following an optionee's resignation as a Director of the Company.

[2] On November 15, 2000 the Company was declared inactive. Options granted to the Company's insiders may not be exercised until such time as the inactive designation is removed by the Canadian Venture Exchange.

MANAGEMENT CONTRACTS

The Company is party to a management contract with Selkirk Angler's Guide Service Ltd. ("Selkirk"), a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company, whereby Selkirk is engaged to perform management services at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended September 30, 2001.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of De Visser Gray, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. De Visser Gray were first appointed auditors on April 19, 1995.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

MATERIAL TRANSACTIONS SINCE OCTOBER 1, 2000

Other Related Party Transactions

During the fiscal year ended September 30, 2001, the Company entered into certain transactions with Directors or former Directors of the Company or companies controlled by Directors or former Directors of the Company as follows:

1. The Company incurred management fees of $30,000 and interest charges of $6,882 with Selkirk Angler's Guide Service Ltd., a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Share Consolidation and Increase in Authorized Capital

Member approval is being requested to Special Resolutions which would approve a consolidation and re-organization of the Company's shares to give the Company greater flexibility in future financings. Management is requesting approval to the consolidation all of the Company's common shares without par value from 100,000,000 shares without par value, of which 5,560,171 shares are issued and outstanding, into 25,000,000.00 shares without par value, of which 1,390,042.75 shares will be issued and outstanding, every four (4) of such shares before consolidation being consolidated into one (1) share without par value. Alternatively, management is requesting approval to the consolidation all of the Company's common shares without par value from 100,000,000 shares without par value, of which 5,560,171 shares are issued and outstanding, into 50,000,000.00 shares without par value, of which 2,780,085.50 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value.

Further, the members are also being asked to approve the increase of the number of common shares which the Company is authorized to issue after the consolidation to 100,000,000 common shares without par value.

Change in Corporate Name

Member approval is requested to a Special Resolution which would approve a change in the name of the Company from Maximum Ventures Inc. to Consolidated Maximum Ventures Inc. or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 22nd day of February, 2002.

MAXIMUM VENTURES INC.

"*Douglas B. Brooks*"
DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MAXIMUM VENTURES INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON MARCH 28, 2002.

The undersigned, a registered Member of the Company, hereby appoints Douglas B. Brooks, or failing him, Hugh Burnett, both Directors of the Company, or instead of either of them ______________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on March 28, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of De Visser Gray, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) DOUGLAS B. BROOKS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) HUGH BURNETT: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) LEETA DRINOVZ: FOR ( ) OR WITHHOLD FROM VOTING ( )

4. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 5,560,171 shares are issued and outstanding, into 25,000,000.00 shares without par value, of which 1,390,042.75 shares will be issued and outstanding, every four (4) of such shares before consolidation being consolidated into one (1) share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

   (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

5. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 5,560,171 shares are issued and outstanding, into 50,000,000.00 shares without par value, of which 2,780,085.50 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

   (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

6. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the name of the Company be changed from Maximum Ventures Inc. to Consolidated Maximum Ventures Inc. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Douglas B. Brooks or Hugh Burnett, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1I6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ________

DATED this ______ day of ___________________, 2002.

82-3923

MAXIMUM VENTURES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Maximum Ventures Inc.(hereinafter called the "Company") will be held at the offices of Beruschi & Company, 501 - 905 West Pender Street, Vancouver, British Columbia on March 28, 2002 at the hour of 10 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended September 30, 2001 and the report of the auditor thereon;

(b) To appoint De Visser Gray, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 5,560,171 shares are issued and outstanding, into 25,000,000.00 shares without par value, of which 1,390,042.75 shares will be issued and outstanding, every four (4) of such shares before consolidation being consolidated into one (1) share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(f) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 5,560,171 shares are issued and outstanding, into 50,000,000.00 shares without par value, of which 2,780,085.50 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(g) To consider and, if thought fit, to pass a Special Resolution that:

(i) the name of the Company be changed from Maximum Ventures Inc. to Consolidated Maximum Ventures Inc. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;

(h) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 22nd day of February, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"
Douglas B. Brooks
President and Director

02 MAR 14 AM 8:14

82- 3923

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **MAXIMUM VENTURES INC.**

The undersigned certifies that he/she is the owner of securities of Maximum Ventures Inc. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ____________________, 2002.

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

82-3123

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ___X_____**Schedule A**

___X_____ **Schedule B & C**

ISSUER DETAILS

NAME OF ISSUER:	MAXIMUM VENTURES INC.
ISSUER ADDRESS:	# 501-905 West Pender Street, Vancouver, BC
ISSUER TELEPHONE NUMBER:	(604) 669-5819
CONTACT PERSON:	Douglas Brooks
CONTACT POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 669-5819
CONTACT EMAIL ADDRESS:	N/A
WEB SITE ADDRESS:	N/A
FOR QUARTER ENDED:	December 31, 2001
DATE OF REPORT:	March 01, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

D BROOKS	*"Douglas Brooks"*	03/01/02
Name of Director		Date Signed
H BURNETT	*"Hugh Burnett"*	03/01/02
Name of Director		Date Signed

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

December 31,2001, and 2000

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.

BALANCE SHEETS
DECEMBER 31, 2001
(Unaudited – Prepared by Management)

	December 31, 2001	September 30, 2001 (Audited)
ASSETS		
Current		
Cash and trust	$ 2,541	$ 2,806
Accounts Receivable	4,991	4,101
Prepaid Expense	-	375
	$ 7,532	$ 7,282
LIABILITIES		
Current		
Accounts Payable and Accrued Liabilities	$ 141,876	$ 129,539
Due to related parties	45,717	35,215
	187,593	164,754
SHAREHOLDERS' EQUITY		
Share Capital – Note 2	3,012,611	3,012,611
Deficit	(3,192,672)	(3,170,083)
	(180,061)	(157,472)
	$ 7,532	$ 7,282

APPROVED BY DIRECTORS:

"Douglas Brooks" Director *"Hugh Burnett"* Director

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED DECEMBER 31, 2001 AND 2000
(Unaudited – Prepared by Management)

	2001	2000
EXPENSES		
Bank charges and interest	$ 5,464	$ 12,387
Consulting	-	25,000
Management fees	7,500	7,500
Miscellaneous property investigation	-	32,821
Office & miscellaneous	2,400	1,801
Professional fees	2,150	13,356
Rent	4,500	4,500
Transfer agent and filing fees	575	971
Travel and promotion	-	-
NET LOSS FOR THE PERIOD	22,589	98,336
DEFICIT, BEGINNING OF THE PERIOD	3,170,083	2,995,851
DEFICIT, END OF PERIOD	$ 3,192,672	$ 3,094,187
BASIC AND DILUTED LOSS PER SHARE	$ 0.004	$ 0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

STATEMENTS OF CHANGES IN CASH FLOWS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2001 AND 2000
(Unaudited – Prepared by Management)

	2001	2000
OPERATIONS		
Net loss for the period	$ (22,589)	$ (98,336)
Changes in non-cash working capital components:		
Accounts receivable	(890)	(156)
Prepaid expenses	375	(1,125)
Accounts payable	22,839	(335,744)
	(265)	(435,361)
FUNDS USED BY OPERATING ACTIVITIES	(265)	(435,361)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(265)	(435,361)
CASH, BEGINNING OF THE PERIOD	2,806	452,943
CASH, END OF PERIOD	$ 2,541	$ 17,582

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three-months ended December 31,2001
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30,2001 audited financial statements.

Effective November 15, 2000, the Company has been designated as Inactive by the Canadian Venture Exchange until the Company meets Tier Maintenance Requirements as outlined in the Canadian Venture Exchange Policy 2.5.

Note 2 **Share Capital**

Authorized:

100,000,000 common shares without par value.

	Number of Shares	Dollar Value
Balance September30, 2001	5,560,171	$3,012,611
Balance December 31,2001	5,560,171	$ 3,012,611

Commitments

Share purchase options

At December 31, 2001 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
546,017	$0.145	July 18, 2002

Note 2 Share Capital- cont'd

Commitments – cont'd

Share purchase warrants

At December 31, 2001 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,181,818	$0.13	March 31, 2002
666,666	$0.18	March 31, 2002
3,848,484		

Note 3 Related Party Transactions

During the period ended December 31,2001 the Company incurred management fees of $7,500 and interest charges of $2,480 with a private company controlled by a director. As of December 31,2001, the Company owed this private company an aggregate amount of $45,717.

MAXIMUM VENTURES INC.
QUARTERLY REPORT
December 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses:* Refer to Schedule A - Statement of Operations and Deficit

2. *Related party transactions:* Refer to note 3 in Schedule A

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the period: NIL

   b) Summary of options granted during the period: NIL

4. *Summary of securities as at December31, 2001:*

   a) Authorized share capital: 100,000,000 common shares

   b) Shares issued and outstanding: 5,560,171 common shares

   c) Summary of options, warrants and convertible securities outstanding:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date
		$	
Options	546,017	0.145	July 18, 2002
Warrants	3,181,818	0.13	March 31, 2002
	666,666	0.18	March 31, 2002
	3,848,484		

   d) Number of common shares held in escrow: 107,142
   Number of common shares subject to pooling: NIL

5. *Directors:*

   Douglas B. Brooks
   Leeta M. Drinovz
   Hugh Burnett

   Officers:

   Douglas B. Brooks - President
   Gwen Wegner - Corporate Secretary

MAXIMUM VENTURES INC. - MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Maximum Ventures Inc. (the "Issuer") is a venture company whose shares are listed and called for trading on the Canadian Venture Exchange.

Maximum incurred a net loss of $22,589 (0.004 per share) for the period ended December 31, 2001, as compared to a loss of $98,336 (0.01 per share) for the period ended December 31, 2000. The decrease in net loss was due primarily to a decrease in administrative expenditures.

RESOURCE PROPERTIES

The Issuer's principal business is the acquisition, exploration and development of mineral properties. Currently, the Issuer has no properties and the issuer did not incur exploration expenditures during the period ended December 31,2001. The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital.

FINANCING

No financing activities were undertaken by the Issuer during the period.

MANAGEMENT

Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President of the Company.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Issuer during the perod.

OUTLOOK

The Issuer is continuing to review business opportunities.

INACTIVE STATUS

Effective November 15,2000, the Company has been declared inactive under regulatory policies. The Issuer has filed a reactivation plan which has been approved and has until May 16, 2002, to complete a reorganization.

82-3923

02 MAR 14 AM 8:11

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886

February 26, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

UP TO 4 FOR 1 SHARE CONSOLIDATION PROPOSED AT ANNUAL GENERAL MEETING

Maximum Ventures Inc. (the "Company") wishes to announce that at its Annual General Meeting scheduled for March 28, 2002, it will be seeking the consent of members to a consolidation of its share capital on a four for one, or alternatively a two for one, basis and a change of its name to Consolidated Maximum Ventures Inc. or such other name as the Board of Directors may approve.

One new share in the share capital of the Company will be issued for every four common shares, or alternatively every two common shares, of the Company outstanding prior to the effective date of the consolidation. The Company currently has 5,560,171 shares outstanding and 1,390,042.75 shares will be outstanding after the consolidation on a four for one basis and 2,780,085.50 after the consolidation on a two for one basis. Incidental to the consolidation, the Company will be increasing its post-consolidation authorized capital to 100,000,000 shares.

The share consolidation is being proposed in order to allow the Company greater flexibility in future financings.

The share consolidation and change of name are subject to members' approval and being accepted for filing by the Canadian Venture Exchange.

MAXIMUM VENTURES INC.

per: *Douglas B. Brooks*
Douglas B. Brooks, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886

March 1, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. (the "Company") announces that its unaudited interim financial statements for the period ended December 31, 2001 have been filed. During the three months ended December 31, 2001, the Company incurred a net loss of $22,589 (0.004 per share), as compared to a loss of $98,336 (0.01 per share) for the period ended December 31, 2000. The decrease in net loss was due primarily to a decrease in administrative expenditures.

MAXIMUM VENTURES INC.

per: *Douglas B. Brooks*
Douglas B. Brooks, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82- 3123

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 26, 2002

Item 3. **Press Release**

Press Release dated February 26, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that at its Annual General Meeting scheduled for March 28, 2002, it will be seeking the consent of members to a consolidation of its share capital and a name change.

Item 5. **Full Description of Material Change**

The Issuer wishes to announce that at its Annual General Meeting scheduled for March 28, 2002, it will be seeking the consent of members to a consolidation of its share capital on a four for one, or alternatively a two for one, basis and a change of its name to Consolidated Maximum Ventures Inc. or such other name as the Board of Directors may approve.

One new share in the share capital of the Issuer will be issued for every four common shares, or alternatively every two common shares, of the Issuer outstanding prior to the effective date of the consolidation. The Issuer currently has 5,560,171 shares outstanding and 1,390,042.75 shares will be outstanding after the consolidation on a four for one basis and 2,780,085.50 after the consolidation on a two for one basis. Incidental to the consolidation, the Issuer will be increasing its post-consolidation authorized capital to 100,000,000 shares.

The share consolidation is being proposed in order to allow the Issuer greater flexibility in future financings.

The share consolidation and change of name are subject to members' approval and being accepted for filing by the Canadian Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of March, 2002.

Douglas B. Brooks, President